FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	710,542
Receivable from broker-dealer		1,682,833
Receivable from affiliates		16,504,737
Furniture and equipment (less accumulated depreciation of $19,582)		23,538
Other assets		88,473
	$	19,010,123
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,910,741
		1,910,741
Member's equity		17,099,382
	$	19,010,123

See accompanying notes.